Phone:	(212) 885-5442
Fax:	(212) 885-5001
Email:	BShiffman@BlankRome.com

November 24, 2008

BY FEDEX AND EDGAR

Jeffrey Jaramillo, Esq.
Division of Corporate Finance - Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Applied Energetics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 001-1405

Dear Sir and Madam:

On behalf of Applied Energetics, Inc. (“Company”), we hereby submit the following responses to the Staff’s comment letter dated November 12, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Note 9. Stockholders Equity, page F-17

We note your response to our comment 2, where you state that the Series A Preferred Stock is redeemable upon a change of control, which solely is within the control of the Company. Please elaborate as to how this change in control redemption provision for your series A Preferred Stock is solely within the control of the Company. Also, please provide us with the complete definition of what constitutes a “change in control” as stipulated in your Series A Preferred Stock change in control redemption provision. As part of your response, please tell us how the Company can prevent a purchaser from acquiring a majority of the voting power of the Company’s outstanding common stock. We may have further comment upon receipt of your response.

405 Lexington Avenue New York, NY 10174-0208

www.BlankRome.com

Delaware • Florida • New Jersey • New York • Ohio • Pennsylvania • Washington, DC • Hong Kong

Jeffrey Jaramillo, Esq.
November 24, 2008

The definition “Change of Control” as set forth in the Certificate of Designation for the Company’s Series A Redeemable Convertible Preferred Stock (the “Series A Preferred Stock”) is as follows:

(i) Any “person” or “group” (as such terms are used in Section 13(d) of the Exchange Act) other than the Corporation, a subsidiary of the Corporation or Corporation’s subsidiary employee benefit plan, files a schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner” (as defined in Rules 13d-3 under the Exchange Act) of Common Stock representing more than 50% or more of the voting power of Common Stock entitled to vote generally in election of directors of the Corporation: or

(ii) The Corporation consolidates or merges with or into another person (other than a wholly owned subsidiary ); provided, however, that a transaction, where the holders of the Corporation’s Common Stock immediately prior to such transaction have, directly or indirectly more than 50% of the aggregate power of the common stock of the continuing or surviving corporation or transferee entitled to vote generally at the election of directors immediately after such event shall not be a Change of Control.

(iii) The Corporation and/or one or more of its Subsidiaries sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets (determined on a consolidated basis) to any person (other than to the Company or a wholly owned Subsidiary);

(iv) If during any period of two consecutive years the Continuing Directors (as defined in Section 7(j)) cease for any reason to constitute a majority of the Board of Directs; or

(v) The Corporation or its stockholders adopt a plan of liquidation or dissolution.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who was (1) a member of such Board of Directors on the date of the initial issuance of Series A Convertible Preferred Stock or (2) nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

A Change of Control under clause (i) of the definition can be prevented by the Company because of the ability of the Board of Directors to designate one or more series of preferred stock with such rights, designations, preferences and powers as the Board so determines and to issue shares of such series of preferred stock. The blank check preferred stock has been authorized by the Company’s Certificate of Incorporation prior to the Company’s designation and issuance of the Series A Preferred Stock. Following issuance of the Series A Preferred Stock, the Company still had authorized but undesignated shares of blank check preferred stock. The Board has the sole authority to determine the timing of the issuance and the terms of the preferred stock. The Board, at any time after issuance of the Series A Preferred Stock, can designate a series of preferred stock (the “New Stock”) with super-majority voting rights that trigger upon a person or group requiring 50% or more of the voting power of the Common Stock and provide that the New Stock vote together with the Common Stock as a single class. The New Stock would have majority voting power generally in the election of directors of the Corporation and would prevent a Change of Control for purposes of the Series A Preferred Stock from occurring. The Company has an employee benefit plan in place and could at any time issue shares of the New Stock to such plan. Accordingly, it is, and since the date of issuance of the Series A Preferred Stock has been, solely within the control of the Company to prevent a person or group from acquiring a majority of the voting power of the Common Stock entitled to voted generally in the election of directors.

405 Lexington Avenue New York, NY 10174-0208

www.BlankRome.com

Delaware • Florida • New Jersey • New York • Ohio • Pennsylvania • Washington, DC • Hong Kong

Jeffrey Jaramillo, Esq.
November 24, 2008

The occurrence of clauses (ii), (iii) and (v) of the definition of Change of Control is solely within the control of the Company as it occurs only upon a sale of the entire company as such a transaction requires approval of the Board of Directors under Delaware law (Section 251(b)).

The occurrence of clause (iv) of the definition of Change of Control is solely within the control of the Board of Directors of the Company. It is solely within the Board’s power to nominate or approve the nominating of directors for election to the Board. The Board nominates directors for election at each stockholders meeting. The Board also has the ability to approve any nominee properly nominated by a stockholder prior to the election of such director by the stockholders, which would make such nominee a Continuing Director. Additionally, the Company’s Certificate of Incorporation provides for a staggered Board of Directors with three year terms. Therefore, a majority of the directors cannot be appointed by the stockholders at any stockholder meeting. The Company’s By-laws provide that the Board may increase the number of directors by resolution of the Board and may fill vacancies. Therefore, it is solely within the control of the Board to ensure that a majority of the Directors are Continuing Directors.

Form 10-K for the quarterly period ended September 30, 2008

Note 13. Subsequent Events

We note the disclosure indicating that from November 3, 2008 to November 4, 2008, the Registrant entered into agreements with six stockholders’ to issue an aggregate of 5,051,000 shares of its common stock in exchange for the return of 505,100 of its Series A Redeemable Convertible Preferred Stock. Please tell us and revise the notes to your financial statements in future filings to explain how you accounted for this transaction in your financial statements. If you believe the fair value of the common shares issued in this exchange transaction was equivalent to the fair value of the preferred shares received, please explain your basis or rational for this conclusion.

405 Lexington Avenue New York, NY 10174-0208

www.BlankRome.com

Delaware • Florida • New Jersey • New York • Ohio • Pennsylvania • Washington, DC • Hong Kong

Jeffrey Jaramillo, Esq.
November 24, 2008

We will account for this transaction as a redemption pursuant to EITF D-42, which states that the excess of (1) fair value of the consideration transferred to the holders of the preferred stock over (2) the carrying amount of the preferred stock will be subtracted from net earnings to arrive at net earnings available to common shareholders. In this instance, the carrying amount of the Series A Preferred Stock exceeded the fair value of common shares issued by the Company. As provided in EITF D-42 the excess of the carrying amount of the redeemed Series A Preferred Stock over the fair value of the consideration transferred will be deducted from the Company’s net loss to arrive at net loss available to common shareholders.

We considered the inducement model addressed in EITF D-42 (based on SFAS 84) and found it not to be applicable because we did not offer changed conversion privileges only exercisable for a limited period of time. Instead, we separately negotiated redemption on an individual basis with a limited number of holders.

The accounting treatment will be presented in the financial statements and notes thereto in our Form 10-K for the year ending December 31, 2008.

We thank you in advance for your assistance. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Brad L. Shiffman

Brad L. Shiffman

405 Lexington Avenue New York, NY 10174-0208

www.BlankRome.com

Delaware • Florida • New Jersey • New York • Ohio • Pennsylvania • Washington, DC • Hong Kong